UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Monogram Biosciences, Inc.

(Name of Subject Company (Issuer))

Mastiff Acquisition Corp.

a wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

William I. Intner

Hogan & Hartson LLP

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$142,647,242	$7,959.72

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 31,351,042 shares of common stock, par value $0.001 per share, of Monogram Biosciences, Inc., at a purchase price of $4.55 per share. Such number of shares represents the fully diluted number of shares of common stock on June 19, 2009 and consists of: (i) 23,042,427 shares of common stock issued and outstanding; (ii) approximately 4,733,255 shares of common stock subject to outstanding options under Monogram’s stock plans; (iii) up to 4,465 shares issuable upon the exercise of outstanding warrants; (iv) approximately 3,524,598 shares that could be issued upon conversion of Monogram’s Amended and Restated 3% Senior Secured Convertible Note due 2010 and 0% Convertible Senior Unsecured Notes due 2026; and (v) up to approximately 46,297 shares of common stock that could be issued in lieu of quarterly cash payments pursuant to Monogram Biosciences Inc.’s Amended and Restated 3% Senior Secured Convertible Note. The calculation of the filing fee is based on capitalization information provided by Monogram Biosciences, Inc. as of June 19, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009 equals 0.0000558 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issues Tender Offer)
☐	Rule 14d-1(d) (Cross-border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, (the “Shares”) of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”), at a price of $4.55 per Share in cash, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of the Purchaser and LabCorp.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company and issuer of the securities to which this Schedule TO relates is Monogram Biosciences, Inc., a Delaware corporation. Monogram’s principal executive offices are located at 345 Oyster Point Boulevard, South San Francisco, CA 94080. The telephone number at Monogram’s principal executive offices is (650) 635-1100.

(b)	This Schedule TO relates to the common stock, par value $0.001 per share, of Monogram Biosciences, Inc. Based upon the information provided by Monogram, there were 23,042,427 shares of common stock issued and outstanding as of June 19, 2009. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a), (b), (c)	This Schedule TO is being filed by LabCorp and the Purchaser. The information set forth in Section 9 — “Certain Information Concerning LabCorp and Purchaser” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(v)	The information set forth in the “Introduction,” “Summary Term Sheet” and Section 1 — “Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi)-(vii)	The information set forth Sections 3 — “Procedure for Tendering Shares” and 4 — “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Sections 1 — “Terms of the Offer” and 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in Section 5 — “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	The information set forth in Sections 9 — “Certain Information Concerning LabCorp and the Purchaser,” 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions,” 12 — “Purpose of the Offer; Plans for Monogram; Other Matters” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a), (c)(1)-(7)	The information set forth in the “Introduction” and in Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” 12 — “Purpose of the Offer; Plans for Monogram; Other Matters” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	The information set forth in Sections 9 — “Certain Information Concerning LabCorp and the Purchaser,” 12 — “Purpose of the Offer; Plans for Monogram; Other Matters” and 13 — “The Merger Agreement; Other Agreements” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the “Introduction” and in Sections 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions,” 12 — “Purpose of the Offer; Plans for Monogram; Other Matters,” 13 — “The Merger Agreement; Other Agreements” and 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b)	Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in Sections 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions,” 12 — “Purpose of the Offer; Plans for Monogram; Other Matters,” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (a)(3)	The information set forth in Sections 13 — “The Merger Agreement; Other Agreements,” 14 — “Conditions of the Offer,” 15 — “Certain Legal Matters” and 18 — “Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information set forth Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated July 1, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published in The Wall Street Journal on July 1, 2009.

(a)(5)(A)	Joint Press Release issued by Laboratory Corporation of America Holdings and Monogram Biosciences, Inc. on June 23, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by LabCorp and the Purchaser with the SEC on June 23, 2009).

(a)(5)(B)	Letter to Monogram Biosciences, Inc. Employees from David P. King, Chairman, Chief Executive Officer and President of Laboratory Corporation of America Holdings, dated June 24, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Laboratory Corporation of America Holdings and Mastiff Acquisition Corp. with the SEC on June 24, 2009).

(a)(5)(C)	Press release issued by LabCorp on July 1, 2009 announcing commencement of the tender offer.

(a)(5)(D)	Complaint (Case No. CGC-09-489866) filed by Andrei Pevgonen, individually and on behalf of all others similarly situated, against William Young, Cristina Kepner, William Jenkins, David Persing, Edmon Jennings, John Mendlein, Christine White, Monogram Biosciences, Inc., Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp. in the Superior Court of the State of California, San Francisco County, on June 26,2009.

(a)(5)(E)	Complaint (Case No. 4703-) filed by Tim Bleymeyer, individually and on behalf of all others similarly situated, against Monogram Biosciences, Inc., William D. Young, William Jenkins, Edmon R. Jennings, Cristina H. Kepner, John D. Mendlein, David H. Persing, Christine A. White, Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp. in the Court of Chancery of the State of Delaware, on June 30,2009.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 22, 2009, by and among LabCorp, the Purchaser and Monogram (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(2)	Form of Support Agreement (Directors) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(3)	Form of Support Agreement (Executive Officers) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(4)	Confidentiality Agreement between LabCorp and Monogram, dated November 20, 2008.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts lll
Name: F. Samuel Eberts III
Title: Senior Vice President and Chief Legal Officer

Dated: July 1, 2009

MASTIFF ACQUISITION CORP.

By:	/s/ F. Samuel Eberts lll
Name: F. Samuel Eberts III
Title: President and Secretary

Dated: July 1, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(1)(A)	Offer to Purchase, dated July 1, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published in The Wall Street Journal on July 1, 2009.

(a)(5)(A)	Joint Press Release issued by LabCorp and Monogram on June 23, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by LabCorp and the Purchaser with the SEC on June 23, 2009).

(a)(5)(B)	Letter to Monogram Employees from David P. King, Chairman and Chief Executive Officer of LabCorp, dated June 24, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by LabCorp and the Purchaser with the SEC on June 24, 2009).

(a)(5)(C)	Press release issued by LabCorp on July 1, 2009 announcing commencement of the tender offer.

(a)(5)(D)	Complaint (Case No. CGC-09-489866) filed by Andrei Pevgonen, individually and on behalf of all others similarly situated, against William Young, Cristina Kepner, William Jenkins, David Persing, Edmon Jennings, John Mendlein, Christine White, Monogram Biosciences, Inc., Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp. in the Superior Court of the State of California, San Francisco County, on June 26, 2009.

(a)(5)(E)	Complaint (Case No. 4703-) filed by Tim Bleymeyer, individually and on behalf of all others similarly situated, against Monogram Biosciences, Inc., William D. Young, William Jenkins, Edmon R. Jennings, Cristina H. Kepner, John D. Mendlein, David H. Persing, Christine A. White, Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp. in the Court of Chancery of the State of Delaware, on June 30,2009.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated June 22, 2009, by and among LabCorp, the Purchaser and Monogram (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(2)	Form of Support Agreement (Directors) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(3)	Form of Support Agreement (Executive Officers) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Monogram with the SEC on June 24, 2009 (File No. 000-30369)).

(d)(4)	Confidentiality Agreement between LabCorp and Monogram, dated November 20, 2008.

(g)	Not applicable.

(h)	Not applicable.